

November 19, 2007

via U.S. mail and facsimile

Leslie J. Kessler
President
Water Chef, Inc.
68 South Service Road, Suite 100
Melville, New York 11747

Re: Water Chef, Inc.
Registration Statement on Form SB-2
File No.: 333-122252
Filed: October 16, 2007
Quarterly Report on Form 10-QSB for the period ended June 30, 2007
Filed August 14, 2007

Dear Mr. Kessler,

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Quarterly Report on Form 10-QSB for period ended 6/30/07

Item 3: Controls and Procedures

1. In light of the identified matters in paragraphs 2 and 5, disclose in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Additionally, clarify

whether the items described in these paragraphs relate to disclosure controls and procedures and/or internal controls over financial reporting.

2. Disclose in greater detail the nature of the significant deficiency in financial reporting as well as the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken or plans to take, if any, to remediate the material weakness and disclose whether the company believes that the material weakness and the significant deficiency still exist at the end of the period covered by the report.

3. Disclose when the significant deficiency and material weakness were identified, by whom they were identified and when they first began.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any questions to Craig Slivka at (202) 551-3729

Sincerely,

Pamela A. Long
Assistant Director

cc: Kenneth A. Schlesinger, Esq.
Fax 212-451-2222